                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                RFS Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   74955U 103
                                   ----------
                                 (CUSIP number)

                              Danvers Bancorp, Inc.
                          Attention: Kevin T. Bottomley
                                 1 Conant Street
                                Danvers, MA 01923
                                 (978) 777-2200
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 27, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP NO. 74955U 10 3                                        PAGE 2 OF __ PAGES
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             DANVERS BANCORP, INC.

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                        |_|

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             MASSACHUSETTS

--------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              SEE RESPONSE TO ITEM 5
       OWNED BY         --------------------------------------------------------
         EACH
      REPORTING           8    SHARED VOTING POWER
        PERSON
         WITH                  SEE RESPONSE TO ITEM 5

                        --------------------------------------------------------

                          9    SOLE DISPOSITIVE POWER

                               0

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             SEE RESPONSE TO ITEM 5
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             66.69%

--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

             CO
================================================================================

ITEM 1.  SECURITY AND ISSUER.

       The securities to which this statement relates are the shares of common stock, $0.01 par value (the "Shares"), of RFS Bancorp, Inc., a federally-chartered mid-tier holding company (the "Issuer"), parent company of Revere Federal Savings Bank ("Revere Bank") and subsidiary of Revere, MHC, a federally-chartered mutual holding company ("Revere"). The principal executive offices of the Issuer are located at 310 Broadway, Revere, Massachusetts.

ITEM 2.  IDENTITY AND BACKGROUND.

       (a), (b) and (c) This statement is being filed by Danvers Bancorp, Inc., a Massachusetts corporation ("Bancorp"). Bancorp is the parent holding company of Danvers Savings Bank, a Massachusetts savings bank ("Danvers Bank"). Bancorp has no operations apart from those of Danvers Bank. The main office of Bancorp is located at 1 Conant Street, Danvers, Massachusetts.

       Attached hereto as Schedule I is a list of the directors and executive officers of Bancorp which contains the following information with respect to each such person:

       (a) name

       (b) business address, and

       (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

       To the knowledge of Bancorp, each person identified in Schedule I hereto is a United States citizen.

       (d) and (e) During the last five years, neither Bancorp nor, to the knowledge of Bancorp, any executive officer or director of Bancorp (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       As described in Item 5 below, Bancorp has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Issuer. Bancorp has not expended any funds in connection therewith.

ITEM 4.  PURPOSE OF TRANSACTION.

       On April 27, 2001, Bancorp, Danvers Bank, Revere, the Issuer, and Revere Bank entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which Revere will merge into Bancorp, the Issuer will effect a reverse stock split pursuant to which Revere will become the sole shareholder of the Issuer and all other shareholders will receive $22.75 per share for their Shares, the Issuer will be liquidated and Revere Bank will merge into Danvers Bank, (the "Transaction").

       In connection with the Agreement, Bancorp entered into Voting Agreements with the officers and directors of the Issuer who are also shareholders of the Issuer and with Revere (collectively, the "Shareholders") pursuant to which the Shareholders (i) agreed to restrict their ability to transfer or dispose of their Shares, (ii) agreed to vote their Shares in such manner as will facilitate the transactions set forth in the Agreement and (iii) granted to Bancorp an irrevocable proxy to vote the Shares with respect to matters necessary to approve and consummate the Transaction. Bancorp required the Shareholders to enter into the Voting Agreements as an indication of their support for the Transaction and their willingness to vote their Shares in favor of the Transaction at the meeting of the Issuer's shareholders at which approval of the Transaction will be considered.

       Except as set forth above or in Item 5, Bancorp does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

       (a) and (b) Pursuant to the Voting Agreements, the Shareholders agreed to vote the Shares held by such Shareholders and appointed Bancorp their proxy to vote such Shares with respect to certain matters relating to the Transaction. As of April 27, 2001, the Shareholders owned an aggregate of 590,192 Shares, representing approximately 66.69% of the 884,923 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000, and the agreement to vote and the proxy given to Bancorp applied to all of such Shareholders' Shares.

       As discussed in Item 4, Bancorp required the Shareholders to enter into the Voting Agreements as an indication of their support for the Transaction and their willingness to vote their Shares in favor of the Transaction. More specifically, the Shareholders agreed to vote their Shares (and the proxy described above gives Bancorp the right to vote such Shares)
(i) in favor of the Transaction and any matter necessary for consummation of the Transaction (including approval of the Amendment (as defined in the Agreement)); (ii) against (x) approval of any Acquisition Proposal (as defined in the Agreement), (y) any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Revere, the Issuer or Seller Bank under the Agreement or which could result in any of the conditions of the Issuer's or Seller Bank's obligations under the Agreement not being fulfilled, and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the Transaction; and (iii) in favor of any other matter necessary for consummation of the Transaction which is considered at any meeting of stockholders or by consent in lieu of such a meeting.

       (c) None.

       (d) To our knowledge, the Shareholders each have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares owned by them.

To our knowledge, other than Revere, which owns 55.91% of the outstanding common stock of the Issuer, no Shareholder owns more than 5% of a class of Shares.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       The following documents are filed as exhibits to this Schedule 13D:

       Exhibit 1. Voting Agreement dated April 27, 2001 (between Bancorp and the officers and directors of Issuer).*

       Exhibit 2.   Agreement and Plan of Merger dated April 27, 2001.*

       Exhibit 3 Voting Agreement dated April 27, 2001 (between Bancorp and Revere).

       * Previously filed.


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2001                    Danvers Bancorp, Inc.


                                        By: /s/ KEVIN T. BOTTOMLEY
                                           -----------------------------------
                                           Kevin T. Bottomley
                                           President and Chief Executive Officer

                                    Exhibit 3

                                VOTING AGREEMENT

       This Voting Agreement (the "Agreement") is made and entered into as of April 27, 2001, by and between Danvers Bancorp, Inc., a Massachusetts corporation ("Buyer"), and the undersigned stockholder (the "Stockholder") of RFS Bancorp, Inc., a federally-chartered stock mid-tier holding company (the "Company").

                                    RECITALS

       WHEREAS, Buyer, Danvers Saving Bank (the "Buyer Bank"), the Company, Stockholder and Revere Federal Savings Bank (the "Seller Bank") have entered into an Agreement and Plan of Merger, dated April 27, 2001 (as may be amended, the "Merger Agreement"), which provides for the merger (the "Merger") of Stockholder with and into Buyer, and the merger of Seller Bank with and into Buyer Bank.

       WHEREAS, the Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding common stock, par value $.01 per share, of the Company as is indicated on the final page of this Agreement (the "Shares").

       WHEREAS, Buyer desires the Stockholder to agree, and the Stockholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of the Company acquired hereunder and prior to the Termination Date (as defined in Section 1.1 below, except as otherwise permitted hereby), and to vote the Shares and any other such shares of capital stock of the Company in a manner so as to facilitate consummation of the Proposed Transaction (as defined in the Merger Agreement), as provided herein.

       NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

       1. AGREEMENT TO RETAIN SHARES.

            1.1 TRANSFER AND ENCUMBRANCE. Other than as provided herein, until the Termination Date, Stockholder shall not hereafter (a) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of the Shares or New Shares (as defined in Section 1.2 below), (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, encumbrance, assignment or other disposition of any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder's obligations under this Agreement. As used herein, the term "Termination Date" shall mean the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement); and (ii) such date and time as the Merger Agreement shall be terminated pursuant to
Article VII thereof.

            1.2 ADDITIONAL PURCHASES. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Termination Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

       2. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, Stockholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Proposed Transaction and any matter necessary for consummation of the Proposed Transaction; (ii) against (x) approval of any Acquisition Proposal (as defined in the Merger Agreement), (y) any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or Seller Bank under the Merger Agreement or which could result in any of the conditions of the Company's or Seller Bank's obligations under the Merger Agreement not being fulfilled, and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the Proposed Transaction; and (iii) in favor of any other matter necessary for consummation of the Proposed Transaction which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of Buyer, to permit Buyer to vote such Shares and New Shares directly.

       3. IRREVOCABLE PROXY. Stockholder hereby revokes any and all previous proxies granted with respect to such Stockholder's Shares. Stockholder hereby grants a proxy appointing Buyer as such Stockholder's attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in such Stockholder's name, to vote all Shares that such Stockholder is entitled to vote or give consent in accordance with the obligations of the Stockholders set forth in Section 2 above. The proxy granted by Stockholder pursuant to this Section 3 is irrevocable and is granted in consideration of Buyer entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the expiration of this agreement, as provided in
Section 8 hereof. At Buyer's request, Stockholder shall perform such further acts and execute such further documents as may be required to vest in Buyer the sole power to vote the Shares during the term of the proxy granted herein in accordance with the terms of the proxy granted herein.

       4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF STOCKHOLDER. Stockholder hereby represents, warrants and covenants to Buyer as follows:

            4.1 DUE AUTHORITY. Stockholder has full power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

            4.2 NO CONFLICT; CONSENTS. (a) The execution and delivery of this Agreement by Stockholder do not, and the performance by Stockholder of the obligations under this Agreement and the compliance by Stockholder with any provisions hereof do not and will not, (i) conflict with or violate any law, statute, rule, regulation, order, writ, judgment or decree applicable to Stockholder or the Shares, (ii) conflict with or violate Stockholder's charter, bylaws or other organizational documents, if applicable, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares are bound.

            (b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

            4.3 OWNERSHIP OF SHARES. Stockholder (i) is the beneficial owner of the Shares, which at the date hereof are, and at all times up until the Termination Date will be, free and clear of any liens, claims, options, charges, proxies or voting restrictions or other encumbrances, and (ii) does not beneficially own any shares of capital stock of the Company other than the Shares.

       5. NO LIMITATION ON DISCRETION AS DIRECTOR. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent representatives or designees of Stockholder who are serving on the Board of Directors of the Company from exercising his or their duties and obligations as a Director of the Company or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of the Company.

       6. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Buyer to carry out the intent of the Agreement.

       7. CONSENT AND WAIVER. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Proposed Transaction under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have.

       8. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the Termination Date.

       9. APPRAISAL AND DISSENTERS RIGHTS. Stockholder hereby waives and agrees not to assert, demand or exercise any rights of appraisal or dissenters in connection with the Merger or any of the Proposed Transactions.

       10. MISCELLANEOUS.

            10.1 SEVERABILITY. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

            10.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either party without the prior written consent of the other.

            10.3 AMENDMENTS AND MODIFICATIONS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

            10.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the Commonwealth of Massachusetts, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

            10.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or facsimile (with confirmation of receipt), or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

                  If to Buyer:            Danvers Bancorp, Inc.
                                          1 Conant Street
                                          Danvers, MA 01923
                                          Attention: Kevin Bottomley
                  with a copy to:         Goodwin Procter  LLP
                                          Exchange Place
                                          Boston, MA 02109
                                          Attention: William P. Mayer, Esq.

                  If to the Stockholder:  To the address for notice set forth on the last page hereof

                  with a copy to:         Thacher Proffitt & Wood
                                          1700 Pennsylvania Avenue
                                          Washington DC 20006
                                          Attention: Richard A. Schaberg

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

            10.6 GOVERNING LAW; JURISDICTION AND VENUE. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. All disputes, claims or controversies arising out of this Agreement, or the negotiation, validity or performance of this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its rules of conflict of laws. Each of Buyer and Stockholder hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States District Court for the District of Massachusetts (the "MASSACHUSETTS COURTS") for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Massachusetts Courts and agrees not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the Commonwealth of Massachusetts, to appoint and maintain an agent in the Commonwealth of Massachusetts as such party's agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the Commonwealth of Massachusetts.

            10.7 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

            10.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

            10.9 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

            10.10 NO AGREEMENT UNTIL EXECUTED. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Board of Directors of the Company has approved the possible acquisition of the Shares by Buyer pursuant to this Agreement, (ii) the Merger Agreement is executed by all parties thereto, and (iii) this Agreement is executed by all parties hereto.

       IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

                                       DANVERS BANCORP, INC.


                                       By: /s/ KEVIN T. BOTTOMLEY
                                          -------------------------------------
                                          Name:  Kevin T. Bottomley
                                          Title: President and Chief Executive
                                                 Officer

                                       STOCKHOLDER:

                                       REVERE, MHC


                                       By: /s/ JAMES J. MCCARTHY
                                          -------------------------------------
                                          Name:  James J. McCarthy
                                          Title: President and Chief Executive
                                                 Officer

                                          Stockholder's Address for Notice:

                                          310 Broadway
                                          Revere, MA 02151

                                          Shares beneficially owned:

                                          494,767 shares of Common Stock of
                                          RFS Bancorp, Inc.

                                                                   Schedule I

                         DANVERS BANCORP, INC. TRUSTEES

DIANE C. BRINKLEY:

         Address:  6 Cortland Road, Danvers, MA  01923
         Owner, Murphy's Fruit Market
         17 Elm Street, Danvers, MA

ROBERT BROUDO:

         Address:  36 Lovett Street, Beverly, MA  01915
         Principal, Landmark School
         429 Hale Street, Prides Crossing, MA

JOHN R. FERRIS:

         Address:  266 Water Street, Newburyport, MA  01950
         Senior Executive/Minority Owner, Mobility Services International 260 Merrimac Street, Newburyport, MA

JOHN O'HARE:

         Address:  7 Briarwood Drive, Danvers, MA  01923
         Vice President, Hastings-Tapley Insurance Company
         12 Gill Street, Woburn, MA

CLIFTON P. ELLIOTT:

         Address:  15 Arrowhead Road, Topsfield, MA  01983
         Retired Business Owner

ELEANOR HERSEY:

         Address:  P.O. Box 23, Hathorne, MA  01937
         Retired Accountant

PAUL CHADDOCK:

         Address:  34 Choate Lane, Ipswich, MA  01938
         Consultant, Organizational Development

THOMAS FORD:

         Address:  3 Veranda Circle, So. Hamilton, MA  01982
         Real Estate Developer, T. Ford Company, Inc.
         118 Tenney Street, Georgetown, MA


JAMES ZAMPELL:

         Address:  15 William Fairfield Dr., Wenham, MA  01984
         Owner, Zampell Group of Companies
         3 Stanley Tucker Drive, Newburyport, MA

DIANE STRINGER:

         Address:  7 Kimball Avenue, Wenham, MA  01984
         President, Hospice of the North Shore
         10 Elm Street, Danvers, MA

JOHN P. DRISLANE:

         Address:  Beaver Pond Road, Beverly, MA  01915
         Private Investor, William A. Berry & Sons
         100 Conifer Hill Drive, Danvers, MA

LEO C. THIBEAULT, JR.:

         Address:  P.O. Box 269, Danvers, MA  01923
         Owner, Danvers Industrial Packaging
         20 Cherry Hill Drive, Danvers, MA

WILLIAM DZIERZEK:

         Address:  146 Summer Street, Danvers, MA  01923
         Construction, Real Estate Investor

KEVIN T. BOTTOMLEY

         Address:  5 Main Drive, Wenham, MA 01984
         President/CEO of Danvers Bancorp, Inc.
                  and Danvers Savings Bank
         1 Conant Street, Danvers, MA



               DANVERS BANCORP, INC. OFFICERS WHO ARE NOT TRUSTEES


Roger A. Eastman, Executive Vice President/COO
32 Meeting House Square
Middleton, MA  01949

L. Mark Panella, Sr. Vice President/CFO
64 Bare Hill Road
Topsfield, MA  01983

Rebecca S. Skerry, Clerk
348 Essex Street, Unit 2
Salem, MA  01970